Exhibit 99.9

Aris Mining Corporation

(Formerly GCM Mining Corp.)

Management’s Discussion and Analysis

For the three months and years ended December 31, 2022 and 2021

(expressed in thousands of United States dollars, unless otherwise stated)

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (formerly GCM Mining Corp.) (Aris Mining or the Company), is prepared as of March 14, 2023 and should be read in conjunction with the audited consolidated financial statements for the three months and years ended December 31, 2022 and 2021 (the Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and are available on Aris Mining’s website at www.aris-mining.com and under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2021 and dated March 31, 2022, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR profile. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Financial Statements using accounting policies consistent with IFRS. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.

Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS. The Company’s common shares also trade in the United States on the OTCQX under the symbol “TPRFF”.

2022 Highlights

Operational:

●	Produced 215,373 ounces of gold, including 34,933 ounces from the purchase of mill-feed from partnerships with small-scale miners around the Segovia Operations

●	Sold 220,098 ounces of gold at an average realized price of $1,784 per ounce

●	Total cash costs of $797 per ounce[1] and AISC of $1,128 per ounce[1]

●

On March 3, 2023 announced the updated mineral resource and reserve estimates for the Segovia Operations, effective December 31, 2022 (the “2022 MRE”), which includes full replacement of gold ounces mined during 2022[2]

Financial and growth:

●

In April 2022, Aris Gold, which subsequently combined with the Company, established a joint venture and became the operator of the Soto Norte Project in Colombia, where environmental licensing is advancing to develop a new underground gold, silver and copper mine

●

In September 2022, GCM Mining Corp. and Aris Gold Corporation (Aris Gold) completed the business combination to create Aris Mining (Aris Mining Transaction) as a leading Latin American-focused gold producer

●

In November 2022, the Company received approval of the Marmato Plan de Trabajos y Obras (PTO) by the Agencia Nacional de Minería (ANM) as a progressive step toward fully permitting the Marmato Lower Mine expansion project

●	In November 2022, the Company updated the Marmato Expansion Preliminary Feasibility Study and increased gold mineral reserves by 57%

●	Income from mining operations of $160.0 million

●	EBITDA of $116.9 million[1] and adjusted EBITDA of $166.0 million[1]

●	Expenditures of $45.7 million in sustaining capital

●	Expenditures of $73.2 million in non-sustaining capital, including $7.4 million at Segovia Operations, $5.1 million at the Marmato Mine (Upper and Lower), and $60.7 million at the Toroparu Project

●	Net earnings of $0.6 million or $0.01 per share and adjusted earnings of $50.3 million or $0.46 per share[1]

●	$299.5 million of cash and cash equivalents at December 31, 2022

Responsible mining and shared value:

●	Joined the United Nations Global Compact and initiated the development of our Communication on Progress (CoP) Report

●	Introduced Vision Zer000, a program to further strengthen our culture of harm prevention and to integrate safety, health and well-being at work into our daily actions

●

Social contributions of $12.0 million, which is now structured under a transparent social investment policy that aligns with Government development plans and Aris Mining’s stakeholder engagement policy

●	Royalty and income tax payments of $63.7 million

●

Expanding partnerships with artisanal and small-scale miners at the Segovia Operations and creating new partnership opportunities at the Marmato Mine and Soto Norte Project through a new protocol for establishing agreements

●	Strengthening Aris Mining’s diversity and inclusion policies to promote gender equality in all areas of our business

1 Refer to the Non-IFRS Measures section for full details on total cash costs per ounce, AISC ($ per oz sold), adjusted earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA.

2 See section entitled Qualified Person and Technical Information for the reference to the Technical Report

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Business Overview

On September 26, 2022, GCM Mining and Aris Gold completed the Aris Mining Transaction previously announced on July 25, 2022. At closing, GCM Mining was renamed Aris Mining Corporation and Aris Gold amalgamated with 1373945 B.C. Ltd., a wholly-owned subsidiary of GCM Mining, to form Aris Mining Holdings Corp. (Aris Holdings), which is now a wholly owned subsidiary of Aris Mining. Throughout this MD&A, the operational and financial results of the Aris Gold assets are included from September 26, 2022 onward, unless otherwise indicated.

Aris Mining’s mining assets include two operating mines, the Segovia Operations and the Marmato Upper Mine, both generating free cash flow to support the Company’s growth projects which comprise the Marmato Lower Mine, the Soto Norte joint venture, and the Toroparu Project:

●

Segovia Operations (Antioquia, Colombia): a high-grade underground mining operation that generated $88.6[1] million in positive free cashflow from operations in 2022 with production of 210,163 ounces of gold (2021: $39.5 million positive cashflow from 206,389 gold ounces), achieving the 2022 production guidance of 210,000 to 225,000 ounces of gold. Operations at Segovia have been ongoing for over 150 years and there is a well-established history of mineral resource and reserve replacement. The Segovia Operations include the purchase of mined material from partnerships with artisanal and small-scale miners (the Small-Scale Miner Program), as described in the Segovia Technical Report[1], and represented about 17% of the Company’s 2022 gold production. The Small-Scale Miner Program is an industry-leading Colombian program for the integration of informal artisanal and small-scale miners into the supply chain, through partnerships, with added environmental, social, training, security, and operational benefits. The Segovia Operations have recently completed the expansion of the Maria Dama processing facility to 2,000 tonnes per day (tpd) from 1,500 tpd.

●

Marmato Mine (Caldas, Colombia)[2]: a historic producing underground gold mine currently undergoing a modernization and expansion program, which includes the construction of a new decline, mine workings, 4,000 tpd carbon in pulp processing plant and dry stack tailings facilities. The updated 2022 Marmato Pre-Feasibility Study[2] estimates production of 162,000 ounces per year (oz/yr) from the optimized Upper Mine and the Lower Mine expansion project over a nearly 20 year mine life. During 2022, the historic Upper Mine at Marmato had full year production of 25,216 ounces of gold (2021: 26,830 gold ounces), while the site prepares for the Lower Mine expansion program expected to commence in 2023.

●

Soto Norte Project (Santander, Colombia)[2]: a large-scale feasibility stage underground gold project undergoing permitting and licensing. In April 2022, Aris Gold became the operator and 20% shareholder of the Soto Norte joint venture and initiated a new and reframed environmental permitting process. The Feasibility Study disclosed in the Soto Norte Technical Report[1] estimates average gold production of 450,000 oz/yr over the steady state production years. Upon exercising its option to increase its joint venture ownership interest from 20% to 50%, the attributable gold production to Aris Mining would be 225,000 oz/yr.

●

Toroparu Project (Cuyuni-Mazaruni, Guyana): an advanced stage gold project with a large-scale gold-copper deposit. Following completion of the Aris Mining Transaction in September 2022, Aris Mining announced and commenced a re-evaluation process for the Toroparu Project and reduced the previously planned expenditures on the Toroparu Project until the evaluation is complete and a development plan is fully defined. In March 2023, Aris Mining announced an updated measured and indicated resource estimate of 5.4 million ounces of gold and 118 thousand tonnes of copper, and an inferred resource estimate of 1.2 million ounces of gold. Aris Mining is progressing additional studies to update, fully-define and optimize the development plan. See Section Consolidated Mineral Resources and Mineral Reserves for a breakdown of the updated mineral resource estimate.

●	Juby Project (Ontario, Canada)[3]: an exploration stage gold project with an open pit mineral resource located in the Abitibi greenstone belt.

1 See section entitled Operations Review - Segovia Operations for reconciliation of free cashflow from operations

2 See section entitled Qualified Person and Technical Information for the reference to the Technical Report

3 Acquired as part of the Aris Mining Transaction

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Operating Results

●	Operating results for the three months (Q4) and years (FY) ended December 31, 2022 and 2023 are shown below:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Gold sold (ounces)	59,157	51,716	220,098	210,042
Average ped gold price ($/ounce sold)	1,687	1,782	1,784	1,794
Cash costs ($/ounce sold)[1]	811	797	797	788
AISC ($/ounce sold)[1]	1,108	1,211	1,128	1,133

Income from mining operations ($’000)	37,744	36,220	159,955	155,579
Net cash provided by operating activities ($’000)	12,938	27,413	76,954	80,554

EBITDA ($’000)[1]	32,811	32,057	116,930	280,289
Adjusted EBITDA ($’000)[1]	36,372	37,300	165,960	171,489

Net earnings ($’000)	4,769	6,606	622	179,968
Adjusted earnings ($‘000)[1]	8,679	12,162	50,283	72,234

Earnings per share – basic ($)	0.05	0.07	0.01	2.25
Adjusted earnings per share – basic ($)[1]	0.09	0.12	0.46	0.87

Balance sheet, as at ($000s)			December 31, 2022	December 31, 2021
Cash and cash equivalents			299,461	323,565
Total assets			1,242,120	998,385
Total debt[2]
Senior Notes			300,000	300,000
Gold Notes			66,006	-
Convertible Debentures			13,300	14,200
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earnings and additions to mining interests. Comparative cash cost and AISC values have been adjusted from amounts disclosed prior to Q3 2022 following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.	The face value of long-term debt as at December 31, 2022 are as disclosed in Note 10 to the Financial Statements for further details on long-term debt.

o	Gold sold totaled 59,157 ounces in Q4 2022, up 14% over the same quarter last year. Gold sold totaled 220,098 ounces for 2022, representing a 5% increase from 2021.

o

During Q3 2022, the Company completed the expansion of the Maria Dama processing plant at the Segovia Operations which expanded the previous capacity of the plant from 1,500 tpd to 2,000 tpd. In October and November of 2022, the plant was achieving 2,000 tpd, however there were crusher issues in December resulting in average throughput for Q4 2022 of 1,815 tpd.

o

Cash costs per ounce sold increased by 2% and 1% for Q4 2022 and FY 2022 respectively when compared to the same periods in 2021, with the increases driven primarily by the inclusion of the Marmato Upper Mine operating results from September 26, 2022 onward.

o	In Q4 2022, the Company completed the initial export of 903 tonnes of concentrate recovered from the Segovia Operations polymetallic plant, contributing $2.2 million in by-product revenue.

o	Income from mining operations was up 4% in Q4 2022 over the same period in 2021 to $37.7 million, while increasing by 3% when compared to FY 2021, to $160.0 million for FY 2022.

o

Net earnings of $0.6 million or $0.01 per share, which compares to $180 million or $2.25 per share in 2021. The primary changes were the one-time inclusion of a gain of $56.9 million in 2021 following the loss of control of Aris Gold and the investment being re-valued to market and a $49.6 million fair value gain on financial instruments, driven primarily by listed and unlisted warrant liabilities.

●	Advancement of the Soto Norte Project:

o

Aris Mining is leading a new approach to engagement with government, local communities, artisanal and small-scale miners in the project area, the ANM and the national environmental authority, “Autoridad Nacional de Licencias Ambientales” (ANLA) and introduced additional scope in communications strategies to expand awareness and understanding of the Soto Norte Project.

o	During 2022, Aris Mining (and prior to the Aris Mining Transaction, Aris Gold) funded $3.5 million of the joint venture expenditures.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

o

The Soto Norte project team continues with the environmental and technical studies required to support a new Environment and Social Impact Assessment (ESIA) application, which is scheduled to be submitted to ANLA during H2 2023.

●	The Company advanced the construction of the Marmato Lower Mine, including:

o	During 2022, Aris Mining (and its predecessor Aris Gold) incurred $23.9 million of expenditures related to the development of the Marmato Lower Mine.

o	Completion of the FEL3 engineering design, cost and completion schedule, with major contract tenders released to the market for key contracts during Q4 of 2022, which are being advanced and evaluated.

●	Advancement of the Toroparu Project:

o	The Company incurred $60.4 million in expenditures during FY 2022 in connection with the Toroparu Project, of which only $5.9 million were incurred in Q4.

o

Following completion of the Aris Mining Transaction, management announced and commenced a re-evaluation process for the Toroparu Project and reduced the previously planned expenditures until the evaluation is complete and the development plan is fully defined.

o	Aris Mining management is progressing additional studies to update, fully-define and optimize the development plan.

Outlook

Aris Mining has established a strong group of high-quality mining assets that combines free cash flow generation from current operations, attractive large-scale development projects with long mine lives and growth potential from exploration upside.

While Aris Mining continues to seek growth opportunities via business combinations and the acquisition of producing mines or advanced development-stage projects, the Company’s key objectives for 2023 include:

o	To produce between 230,000 and 270,000 ounces of gold at an AISC of between $1,050 to $1,150 per ounce.

o

Work to expand our partnerships with artisanal and small-scale miners and continuing to align with the Colombian government’s focus on and goals of enabling all miners to operate in a legal, safe and responsible manner that protects them and the environment.

o	Implement targeted exploration programs at both Segovia and Marmato that prioritize expansion of mineral resources and conversion to mineral reserves with planned expenditures of $19 million in 2023.

o

Complete the process of updating the Marmato Environmental Management Plan (PMA) with Corpocaldas, the regional environmental authority, to authorize the start of construction of the new Lower Mine at Marmato.

o	Advance the Soto Norte Project environmental licensing process with the submission of a new environmental assessment study to ANLA, and then complete the licensing process during 2024.

o	Progress additional studies to update, fully define and optimize the Toroparu development plan.

The Company’s consolidated guidance for 2023 is as follows:

	Segovia Operations	Marmato Upper Mine	Consolidated
Gold production	200,000 to 230,000 oz gold	30,000 to 40,000 oz gold	230,000 to 270,000 oz gold
Cash Cost	$650 to $750 per oz gold	$1,100 to $1,200 per oz gold	$700 to $800 per oz gold
All-in sustaining cost	$950 to $1,050 per oz gold	$1,650 to $1,750 per oz gold	$1,050 to $1,150 per oz gold
Exploration spend	$17 million	$2 million	$19 million

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Operations Review

Segovia Operations

The Segovia Operations generated $88.6 million in positive free cashflow from operations in 2022, a 65% increase from $53.8 million positive cashflow generated from operations in 2021. For Q4 2022, the operations generated $26.5 million in positive cashflow from operations, representing a 21% increase from the $21.8 million positive cashflow in Q4 2021.

	Three months ended December 31,		Year ended December 31,
Operating Information	2022	2021	2022	2021
Tonnes of ore processed (t)	156,109	143,225	611,765	556,219
Average gold grade processed (g/t)	11.63	13.35	11.87	12.84
Recoveries (%)	90.1%	89.8%	90.1%	89.9%
Gold produced (ounces)	52,592	55,285	210,163	206,389
Gold sold (ounces)	54,418	51,716	215,359	207,362

Revenue	$95,077	$93,623	$391,679	$377,512
Mining costs	32,934	33,735	131,607	128,933
Processing costs	4,500	3,983	18,177	15,869
Administration and security costs	5,591	5,119	21,378	22,869
Inventory movement and other costs	(89)	(189)	3,143	(422)
By-product and concentrate revenue	(3,310)	(1,443)	(7,109)	(5,628)
Total cash costs[1]	39,626	41,205	167,196	161,621
Cash cost per ounce sold[1]	728	797	776	779

Social contributions	2,681	3,646	11,819	11,690
Sustaining capital expenditures and lease payments	10,106	14,708	46,639	47,332
All-in sustaining costs[1]	55,209	62,627	238,002	232,923
All-in sustaining cost per ounce sold[1]	1,015	1,211	1,105	1,123

AISC Margin	39,868	30,996	153,677	144,589
Taxes paid	(2,856)	(3,583)	(50,716)	(69,009)
Working Capital Movements and other expenses	(8,482)	(3,669)	(4,958)	(12,364)
Foreign exchange movement	(1,990)	(1,898)	(9,423)	(9,375)
Free cashflow generated from operations	$26,540	$21,846	$88,580	$53,841

Non-sustaining capital expenditures	(1,273)	(4,853)	(7,374)	(14,314)
Free cashflow after expansion capital	$25,267	$16,993	$81,206	$39,527

1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production at the Segovia Operations of 52,592 ounces in Q4 of 2022 reflected a 5% decrease over the 55,285 ounces produced in the same period in 2021, as a result of achieving 13% lower grade, which was offset by increased throughput following the completion of the Maria Dama plant expansion. Production was also impacted by crusher issues during the month of December 2022 which resulted in plant downtime of roughly 100 hours during the month. The downtime during December 2022 resulted in a daily processing rate of 1,402 tpd for the month versus the 2,000 tpd seen in October and November.

For 2022, the Company produced 210,163 ounces of gold at its Segovia Operations, up 2% from the 206,389 ounces produced in 2021. The Company processed 611,765 tonnes in 2022, reflecting an increase over 2021 in total tonnes processed of 10%. Grades for 2022 averaged 11.87 g/t, a decrease of 8% over 2021.

Cash costs per ounce sold1 in Q4 2022 decreased by 9% to $728 over the same period in 2021, primarily due to the 5% increase in gold sold, while the associated cash costs decreased by 4% over the same period in 2021. For 2022, cash costs per ounce sold remained flat at $776, with the 4% increase in ounces sold from 2021 being offset by the 3% increase in total cash costs over the same period. All-in sustaining costs (AISC)1 per ounce sold decreased by 16% to $1,015 for Q4 2022 over Q4 2021, primarily driven by lower sustaining capital expenditures, as well as a 5% increase in gold sold over the same period in 2021. AISC per ounce sold for 2022 decreased by 2% over 2021, primarily due to the increased gold ounces sold during the year.

[1]	Refer to the Non-IFRS Measures section for full details on cash costs per ounce, AISC and AISC ($ per oz sold).

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Sustaining capital expenditures of $44.5 million at the Segovia Operations for 2022 included:

●	$15.0 million under the ongoing exploration and mine geology campaigns at the four operating mines.

●	$14.2 million for ongoing mine development.

●	$8.9 million for underground equipment and infrastructure improvements at the Company’s four mines.

●	$2.6 million of expenditures associated with security and other non-process infrastructure upgrades.

●	$2.2 million for environmental initiatives including construction on Phase 2 of the tailings storage facility.

●	$1.5 million for improvements at the Maria Dama processing plant.

Non-sustaining capital expenditures of $7.4 million at the Segovia Operations for 2022 included:

●	$3.7 million for drilling completed under the brownfield exploration program, which program was primarily focused on the Cristales, Manzanillo, Marmajito, and Vera veins.

●	$2.1 million related to projects needed to expand the capacity of the Maria Dama processing plant to 2,000 tpd, including expansion of the crushing and blending facilities.

●	$1.3 million related to the Company’s implementation of a new ERP system.

As it relates to cashflow generation, the 105% increase in positive cashflow generated of $81.2 million from the $39.6 million positive cashflow generated in 2021 is driven by: (i) 4% increase in revenue from more gold ounces sold; 26% increase in by-product and concentrate revenue as a result of concentrate shipments which commenced in Q4 of 2022; (ii) 27% decrease in cash taxes paid; (iii) 48% decrease in non-sustaining capital expenditures; and (iv) a 60% decrease in working capital movements and other expenses.

The table below presents the overall production for Segovia Operations by source of material, for the three months and years ended December 31, 2022 and 2021:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Segovia Operations
Company mines[1]
Tonnes of ore processed (t)	124,586	116,558	502,868	452,703
Average gold grade mined (g/t)	11.87	13.26	12.03	13.18
Gold produced (ounces)	42,808	44,680	175,193	172,432
Other small-scale mines[2]
Tonnes of ore processed (t)	31,523	26,667	108,898	76,849
Average gold grade mined (g/t)	10.72	13.74	11.10	10.52
Gold produced (ounces)	9,783	10,605	34,993	23,352
Total for Segovia
Tonnes of ore processed (t)	156,109	143,225	611,765	529,552
Tonnes processed per day (tpd)	1,815	1,665	1,794	1,553
Average gold grade processed (g/t)	11.63	13.35	11.87	12.84
Gold recovery (%)	90.1%	89.8%	90.1%	89.9%
Total gold produced (ounces)	52,592	55,285	210,163	195,784
1.	Includes Company-operated and contractor-operated areas within the mines. Production from the mines is included in the Company’s mineral reserve and mineral resource estimates.
2.

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s mineral reserve and mineral resource estimates.

Production from Company and contractor operated areas within the Segovia Operations decreased by 4% for Q4 2022 when compared to the same period in 2021, driven primarily by an 11% decrease in average grade and marginally offset by a 7% increase in throughput. For FY 2022, production from Company and contractor operated areas within the Segovia Operations increased by 2%, largely as a result of the 11% increase in throughput and offset by a 9% decrease in average grade.

The contribution from small-scale mining operations decreased by 8% to 9,783 ounces for Q4 2022 when compared to the same period in 2021, driven primarily by a 22% decrease in average grade and offset by an 18% increase in throughput. For FY 2022, production from small-scale mining operations increased by 3%, as a result of a 5% increase in throughput and offset somewhat by a 2% decrease in average grade realized. Overall, small-scale mining operations accounted for 19% of the overall production of the Segovia Operations for Q4 2022 and 17% for FY 2022 which is in line with the contribution in 2021 (Q4 2021: 19%, FY 2021: 16%).

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Marmato Upper Mine

The Company controlled Aris Gold, the owner of the Marmato Mine, from January 1, 2021 to February 4, 2021, at which time control of Aris Gold was lost. On September 26, 2022, following the closing of the Aris Mining Transaction, the Company reacquired control of the Marmato Mine. Accordingly, the consolidated information presented for 2022 comprises the operating results of the Marmato Mine attributable to Aris Mining from September 26 to December 31, 2022; and the Marmato Mine information included for 2021 comparative information comprises the operating results from January 1 to February 4, 2021.

Operating results of the Marmato Upper Mine for 2021 and 2022 are shown below for both the full years of operations and the results attributable to Aris Mining for the period it exercised control over operations during the respective years:

Operating Information for the years ended December 31,	Attributable to Aris Mining		Full year operating results
	2022[1]	2021[1]	2022	2021
Days of under control of Aris Mining	96	35
Tonnes of ore processed (t)	56,033	30,101	272,124	323,957
Average gold grade processed (g/t)	3.09	2.84	3.10	2.78
Recoveries (%)	93.5%	88.2%	93.0%	90.8%
Gold produced (ounces)	5,210	2,428	25,216	26,830
Gold sold (ounces)	4,739	2,680	26,061	26,925
Cash costs ($ per oz sold)[2]	1,758	1,446	1,397	1,319
AISC ($ per oz sold)[2]	2,185	1,873	1,666	1,656
1.

The Marmato Mine information included for 2021 comprises operating results from January 1 to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Mining Transaction on September 26, 2022. The Marmato Mine information included for 2022 comprises operating results from the close of the Aris Mining Transaction on September 26 to December 31, 2022.

2.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

As it relates to full-year operating results, gold production for FY 2022 decreased by 6% compared to FY 2021, driven by a 16% decrease in throughput, and partially offset by a 12% increase in grade realized and 2% improvement in recovery. During Q3 and Q4 2022 the Marmato Upper Mine undertook several key projects to increase ore throughput and processing capacity. The initiatives included an enhanced focus on development to increase stope availability, development of a second shaft to increase ore and waste hoisting capacity, improvements to the hydraulic backfilling system, a modification of mining methods to better manage dilution through the use of slushers for the narrower stope widths, as well as key refurbishments to the plant to increase and maintain processing capacity. Though these initiatives will benefit overall production of the Upper Mine in the medium term, the execution of these projects negatively impacted the delivery of ore from the underground and the ability of the plant to process ore in the months of September through November of 2022. Throughput increased during December 2022 and further benefits of the aforementioned optimization initiatives are anticipated to be realized in 2023. As a result of the lower throughput and overall lower production in Q3 and Q4 2022, for FY 2022, cash costs increased by 6% per ounce sold to $1,397 over FY 2021 (FY 2021: $1,319 per ounce sold), driven by lower production in 2022.

Leveraging the initial investments made in 2021 to modernize the operations and maintaining strict control over capital spending, the Company continued to defer non-essential capital projects for the Upper Mine during FY 2022 – outside of the above-mentioned optimization projects which commenced in Q3 2022. Sustaining capital additions were $2.4 million for FY 2022 ($1.2 million attributable to Aris Mining), compared to $4.2 million in FY 2021 ($0.7 million attributable to Aris Mining). Comparing FY 2022 to FY 2021, AISC remained relatively flat, with the decrease in production being offset by lower sustaining costs and steady production costs.

As it relates to non-sustaining capital expenditures at the Marmato Upper Mine, $4.4 million was spent in FY 2022 on plant, environmental, underground infrastructure and other upgrades.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Marmato Lower Mine Project

During the year, the Marmato Lower Mine project team made various strides in advancing the construction of the Marmato Lower Mine, including:

o	Advancing the El Higuerón ventilation decline, which is on track for completion in Q3 2023.

o

Working closely with Corpocaldas, the regional environmental authority, to finalize updates to the PMA, to support the permitting process for critical path Lower Mine construction, which is set to commence in Q3 2023.

o	Receiving approval in November 2022 of the PTO by the ANM, as a progressive step toward fully-permitting the expansion project.

o	Construction and commissioning of the secondary 80-person camp was completed during Q4 2022.

o	Completion of the FEL3 engineering design, cost and completion schedule, with the team commencing with detailed engineering and procurement for long lead orders.

o	Commissioning of the project management office was completed during Q4 2022 and will facilitate engineering, design and procurement activities.

o	Completing updated mineral resource and reserves estimate and a Preliminary Feasibility Study (2022 PFS) for the Marmato expansion project, the results of which were released on November 14, 2022.

o	Releasing major contract tenders to the market for numerous key contracts during Q4 of 2022, which will continue to be advanced and evaluated in Q1 and Q2 of 2023.

o	Advancing land acquisition negotiations with owners of the remaining land parcels, with over 85% of the land needed now either acquired or in the late stages of acquisition.

During the year, the total spend on the Marmato Lower Mine totaled $23.9 million ($4.6 million attributable to Aris Mining). This included $8.7 million for mine infrastructure, land acquisition and environmental studies, $1.2 million for drilling, and $14.0 million for engineering and design studies and other project related costs.

On November 14, 2022 the Company announced the completion of an updated mineral resource and reserve estimate and the 2022 PFS1, with an effective date of June 30, 2022. The 2022 PFS included significant growth and refinement over the PFS completed in March 2020 (2020 PFS)1, the highlights of which include:

o

An updated Marmato Lower Mine construction capital estimate of $280 million, that will be partially funded from $122 million of the remaining committed stream financing, for a net construction funding amount of $158 million.

o

Compared to the 2020 PFS, the Company has increased measured and indicated mineral resources by 47% to 6.0 million ounces of gold, the mineral reserves by 57% to 3.2 million ounces, and, at the base case $1,600 gold price, the project NPV5% is $341 million and the project IRR is 30%.

o

Following construction of the new Lower Mine and based on the current mineral reserve, the Marmato mine is expected to deliver average production of 162,000 ounces per year over a nearly 20-year mine life at AISC of $1,003 per ounce.

1 See section entitled Qualified Person and Technical Information for reference to the Soto Norte Technical Report and section Mineral Resources and Mineral Reserves for the full breakdown of mineral resources and mineral reserves.

Page  |  9

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Soto Norte

The Company holds a 20% interest in, and is the operator of, the Soto Norte gold project in Colombia, with the option to acquire a further 30% interest. A Feasibility Study1 on the Soto Norte project estimates a steady-state production rate of 450,000 ounces of gold per year at life-of-mine AISC of $471 per ounce of gold. In response to the detailed technical feedback provided by ANLA to the former operators in 2021, Aris Mining is leading the drafting and submission of a new ESIA. As operator, Aris Mining’s team is contributing its knowledge and experience and ensuring a respectful consultation process with the local stakeholders. The Company is well positioned to lead the Soto Norte gold project through the construction and operations phases, which are expected to occur following completion of the Marmato Lower Mine expansion.

The Company has the option to acquire an additional 30% interest in the Soto Norte Project for a cash payment of $300 million (Option). The Option may be exercised at any time prior to the earlier of a) 10 weeks following receipt of the ESIA approval from ANLA for development of the Soto Norte Project or b) 42 months after closing, being October 12, 2025 (Option Expiry Date). In the event the Company does not exercise the Option prior to the Option Expiry Date, the joint venture partner, MDC Industry Holding Company LLC (Mubadala), may repurchase the Company’s 20% interest in the Soto Norte Project at a price equal to the aggregate amount invested by the Company up to that point.

Highlights of the Soto Norte Project1 include:

o

14-year mine life, based on probable mineral reserves of 24.8 million tonnes (Mt) at 6.22 g/t of gold, 34.4 g/t of silver, and 0.19% copper, containing 5.0 Moz of gold, 27.4 Moz of silver, and 103 million pounds (Mlb) of copper

o	Indicated mineral resources of 48.1 Mt at 5.47 g/t of gold, 35.8 g/t of silver, and 0.18% copper containing 8.5 Moz of gold, 55.3 Moz of silver, and 193 Mlb of copper, inclusive of mineral reserves

o	Inferred mineral resources of 27.3 Mt at 4.06 g/t of gold, 25.9 g/t of silver, and 0.18% copper containing 3.6 Moz of gold, 22.8 Moz of silver, and 107 Mlb of copper

o	Average production of 450,000 ounces of gold per year at life of mine average AISC of $471/oz of gold

o	After tax project NPV5% is $1.5 billion and IRR is 20.8%, at base case gold price of $1,675 per ounce

o	After tax project NPV5% is $2.0 billion and IRR is 24.4%, at a gold price of $1,925 per ounce

The Company will provide a new and informed approach to environmental permitting of the Soto Norte Project. Following detailed technical feedback from ANLA in 2021, drafting of a new ESIA commenced and will include a robust Quality Assurance and Quality Control process for regulatory compliance.

Soto Norte will be a significant project for the local and regional communities, providing employment and skills training for up to 1,800 construction contractors and up to 940 full time operations employees, and a strategy to procure goods and services from the regional community.

During the three-months ended December 31, 2022 and since the closing of the Aris Mining Transaction, the Company continued to advance the drafting of the new ESIA and overall permitting process for the project.

1 See section entitled Qualified Person and Technical Information for reference to the Soto Norte Technical Report and section Mineral Resources and Mineral Reserves for the full breakdown of mineral resources and mineral reserves.

Page  |  10

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Summary of Financial Performance

	Three months ended December 31,		Years ended December 31,
($’000)	2022	2021	2022	2021

Revenue	$103,361	$93,623	$399,963	$382,611

Cost of sales	(54,902)	(45,717)	(195,823)	(183,898)
Depreciation and depletion	(7,861)	(8,040)	(32,193)	(31,415)
Social contributions	(2,854)	(3,646)	(11,992)	(11,719)

Income from mining operations	37,744	36,220	159,955	155,579

Acquisition and restructuring costs	(5,232)	-	(26,880)	(9,817)
General and administrative costs	(7,522)	(4,635)	(22,024)	(13,180)
Gain on loss of control of Aris Gold	-	-	-	56,886
Revaluation of Aris Gold	(2,833)	-	(31,050)	-
Gain on sale of shares of Titiribi	-	-	-	8,913
Income (loss) from equity accounting in investees	(3,819)	(2,290)	(12,931)	2,192
Share-based compensation	278	(979)	(1,415)	(1,677)
Other expenses	(1,711)	(2,325)	(4,164)	(2,325)

Income from operations	16,905	25,991	61,491	196,571

(Loss) gain on financial instruments	5,604	(2,443)	18,849	49,624
Finance income	2,876	447	6,759	1,427
Interest and accretion	(8,835)	(6,422)	(28,288)	(18,596)
Foreign exchange gain (loss)	2,441	469	4,397	2,679

Earnings before income tax	18,991	18,042	63,208	231,705

Income tax (expense) recovery
Current	(14,193)	(14,385)	(67,029)	(55,444)
Deferred	(29)	2,949	4,443	3,707

Net earnings	4,769	6,606	662	179,968

Attributed to shareholders of the Company	$7,603	$6,606	$662	$186,226
Non-controlling interest	-	-	-	(6,258)

(Loss) earnings per share – basic	$0.05	$0.07	$0.01	$2.25
(Loss) earnings per share – diluted	$0.00	$0.07	$(0.22)	$1.59

Revenue increased by 10% for Q4 2022 over Q4 2021, driven by a 14% increase in gold sold, partially offset by a decrease in the average gold price realized of 5% to $1,687 per ounce sold (Q4 2021: $1,782 per ounce sold). The 5% increase in revenue in FY 2022 over FY 2021 was a result of a 5% increase in ounces sold, with the average gold price decreasing marginally to $1,784 per ounce sold (FY 2021: $1,794 per ounce sold).

The cost of sales increased by 20% for Q4 2022 and 6% for FY 2022 respectively. The increase in both Q4 and FY 2022 are driven in part by the inclusion of the higher-cost Marmato Upper Mine operating results following the close of the Aris Mining Transaction on September 26, 2022. Other factors that have lead to higher operating costs for the Segovia Operations are primarily related to a temporary shift toward a higher cost electricity source while primary electrical infrastructure was under maintenance, the underground delivery of mechanized equipment to the Carla mine, general increase in maintenance associated with older underground mine equipment, and crusher issues at the Maria Dama plant during the month of December 2022 which resulted in plant downtime of roughly 100 hours during the month.

In Colombia, inflation reached 13.12% at the end of December 2022, compared to 5.62% at the end of December 2021. During the same period, the US dollar strengthened by roughly 21% against the Colombian Peso (COP) from USD1:COP3,981 on December 31, 2021 to USD1:COP4,810 on December 31, 2022. The strengthening US dollar has aided to mitigate the impact of inflation on the cost of production inputs for the Company during Q4 and FY 2022.

The Company incurred $26.9 million in costs related to the Aris Mining Transaction and associated restructuring in 2022. These costs comprised $17.7 million in termination and change of control payments to former management of GCM

Page  |  11

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Mining and $9.2 million in fees and other acquisition and restructuring-related costs. In FY 2021, the Company incurred costs of $9.8 million related to the change of control payments in connection with the sale of Aris Gold.

The gain realized on the loss of control of Aris Gold in 2021 was as a result of the derecognition of related assets, liabilities and non-controlling interest related to Aris Gold on February 4, 2021. The gain represented the fair value of the investment on February 4, 2021, less the net assets of Aris Gold, non-controlling interest and accumulated foreign currency translation adjustments.

As part of the Aris Mining Transaction, the Company revalued its investment in Aris Gold in 2022 resulting in a $31.1 million non-cash loss, representing the difference between the carrying value of the equity investment of Aris Gold with accumulated foreign currency translation adjustments and the fair value of the equity investment on the valuation date of September 26, 2022. Refer to the “Acquisition of Aris Gold Corporation” section for further details.

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter and are recognized at fair value through profit and loss. In Q4 of 2022, the Company recorded a gain on financial instruments of $6.3 million compared with a loss on financial instruments of $2.4 million in the same period in 2021. This brought the net gain on financial instruments for FY 2022 to $18.8 million compared with $49.6 million over the same period in 2021. The major components of the gain/(loss) on financial instruments in the current and prior year are outlined below:

	Three months ended December 31,		Years ended December 31,
USD’000	2022	2021	2022	2021
Financial Assets
Aris Gold unlisted warrants held by the Company	-	(69)	(1,078)	(2,059)
Aris Gold listed warrants held by the Company	-	165	(3,124)	(4,984)
Denarius warrants held by the Company	(721)	3,000	(5,050)	3,708
Other financial assets	(39)	584	(203)	1,913
	(760)	3,680	(9,455)	(1,422)
Financial Liabilities
Gold Notes	61	-	910	3,014
Convertible Debentures	(18)	(1,283)	4,552	7,744
Unlisted Warrant liability	1,088	(960)	5,926	19,742
Listed Warrant liability	5,234	(3,880)	16,916	22,989
Aris Gold Listed Warrants	-	-	-	(1,241)
Other financial liabilities	-	-	-	(1,202)
	6,364	(6,123)	28,304	51,046
Total	5,604	(2,443)	18,849	49,624

Interest and accretion charges for Q4 and FY 2022 related primarily to interest expenses for the Senior Notes and other financings, and fees associated with those financings and accretion of provisions. The increase in interest expense for 2022 compared to 2021 is due to a full year of interest on the $300 million Senior Notes impacting 2022, which only impacted the 2021 earnings from the time they were issued in August 2021. A breakdown of those charges for the various periods is outlined below:

	Three months ended December 31,		Years ended December 31,
USD’000	2022	2021	2022	2021
Interest expense	7,465	5,517	23,854	11,461
Gold premium payment	-	-	-	3,332
Applicable Premium on early redemption of Gold Notes	-	-	-	1,157
Financing fees	188	-	188	149
Accretion of senior notes	594	527	2,311	862
Accretion of lease obligations	231	96	602	397
Accretion of provisions	357	282	1,333	1,238
Total	8,835	6,422	28,288	18,596

Page  |  12

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Summary of Quarterly Results

	For the three months ended
Quarterly results	Dec 31, 2022	Sep 30, 2022	June 30, 2022	March 31, 2022
Revenue ($000s)	103,361	93,909	101,371	101,322
Gold sold (ounces)	54,418	53,411	53,884	53,645
AISC ($ per oz sold) [1]	1,108	1,155	1,180	1,072
Earnings from mine operations ($000s)	37,744	39,826	39,352	43,033
Net earnings (loss) ($000s)	4,769	(48,350)	38,965	5,238
Earnings (loss) per share – basic ($)	0.05	(0.48)	0.39	0.05
Earnings (loss) per share – diluted ($)	0.00	(0.48)	0.21	0.05
	For the three months ended
Quarterly results	Dec 31, 2021	Sep 30, 2021	June 30, 2021	March 31, 2021
Revenue ($000s)	93,623	90,716	96,353	101,919
Gold sold (ounces)	51,716	50,171	52,838	55,317
AISC ($ per oz sold) [1]	1,211	1,161	1,055	1,109
Earnings from mine operations ($000s)	36,220	35,061	42,583	41,715
Net earnings (loss) ($000s)	6,606	25,258	29,799	118,305
Earnings (loss) per share – basic ($)	0.07	0.26	0.41	2.02
Earnings (loss) per share – diluted ($)	0.07	0.20	0.28	1.28
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations have consistently remained in the $35 million to $43 million range, driven by consistent gold sales of between 50,000 and 55,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, and were significantly impacted by the revaluation of financial instruments between periods, acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.

Page  |  13

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Summary of Financial Condition

	Balance as of
($000s)	December 31, 2022	December 31, 2021

ASSETS
Current
Cash and cash equivalents	$299,461	$323,565
Gold bullion	907	4,479
Inventories	48,526	29,566
Prepaid expenses and deposits	26,633	22,412
Cash and cash equivalents	2,674	1,946
	378,201	381,968
Non-current
Cash in trust	1,110	783
Mining interests, plant and equipment	749,146	455,778
Investment and other assets	113,527	159,856
Other non-current assets	136	-

Total assets	$1,242,120	$998,385

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$47,282	$35,861
Income tax payable	25,765	15,739
Note payable	51,504	-
Current portion of long-term debt	15,524	8,135
Current portion of deferred revenue	1,606	-
Current portion of provisions	1,153	1,662
Current portion of lease obligation	2,416	1,718
	145,250	63,115
Non-current
Long-term debt	362,909	306,131
Warrant liabilities issued by the Company	16,314	32,195
Non-current portion of deferred revenue	143,052	84,000
Provisions	20,963	22,655
Deferred income taxes	48,255	8,476
Lease obligation	3,710	2,087
Other non-current liabilities	292	1,200

Total liabilities	740,745	519,859

Total liabilities and shareholders’ equity	$1,242,120	$998,385

Liquidity and capital resources

Aris Mining’s objective when managing liquidity and capital resources is to safeguard the Company’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support the development of the Marmato Lower Mine, Toroparu and Soto Norte Projects, and pursue accretive acquisition opportunities. Aris Mining intends to finance any potential acquisitions with a prudent combination of debt and equity.

Aris Mining had a working capital surplus of $233.0 million (being current assets less current liabilities) at December 31, 2022 (December 31, 2021: $318.9 million) and sufficient cash and cash equivalents to fund its current operating and administration costs.

Aris Mining currently generates sufficient cash flow from operations in the Segovia Operations and the Marmato Upper Mine to sustain ongoing operations. The Company is, however, also in a growth phase as the Lower Mine project ramps up, various optimization and exploration activities continue at the Segovia Operations, studies and development plan definition continue at Toroparu and investments in the Soto Norte Project continue. The Company expects this phase of growth to continue and should further funding be required, an appropriate mix of debt and equity would be considered.

Page  |  14

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Quarterly and Annual Cashflow Generated

The cash generated by the Company in Q4 and FY 2022 is laid out in the table below:

($000s)	3 months ended Dec 31, 2022	Year ended Dec 31, 2022
Gold Revenue	99,819	392,622

Total cash cost[1]	(47,957)	(175,528)
Royalties[1]	(3,404)	(12,955)
Social contributions[1]	(2,854)	(11,992)
Sustaining capital[1]	(11,351)	(47,884)
All in sustaining cost (AISC) [1]	(65,566)	(248,359)

AISC Margin	34,253	144,263

Taxes paid[2]	(6,805)	(50,716)
General and administration expense[2]	(7,522)	(22,024)
Change in receivables related to timing of metal sales	(12,274)	(13,496)
Other changes in receivables	(7,965)	(3,372)
Impact of foreign exchange losses on cash balances[2]	(2,203)	(7,162)
Other changes in working capital and other	(5,963)	3,152
Free cash flow from operations	(8,479)	50,645

Toroparu capital spend[1]	(5,881)	(60,678)
Segovia non-sustaining capital[1]	(1,273)	(7,374)
Marmato Upper Mine non-sustaining capital[1]	(475)	(475)
Marmato Lower Mine non-sustaining capital[1]	(4,649)	(4,649)
Free cash flow from operations after expansion capital	(20,757)	(22,531)

Dividends paid and share buy backs[2]	-	(13,444)
Interest and financing costs[2]	(293)	(21,775)
Free cash flow after expansion capital and financing costs	(21,050)	(57,750)

Aris Gold cash acquired[2]	-	60,526
Acquisition and restructuring costs[2]	(5,232)	(26,880)
Net change in cash[2]	(26,282)	(24,104)

Opening balance at beginning of period	325,743	323,565
Closing balance at end of quarter	299,461	299,461
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.	As presented in the Financial Statements and notes for the respective periods.

Working Capital requirements of the Company are met through the cash flow generated by ongoing operations, with the surplus cash flow reinvested into expansionary capital projects. Following the Aris Mining Transaction, the Company cancelled the dividend and share buy back policies with a preference for using cash flow to fund the Company’s growth. Key components of Aris Mining’s operating working capital at December 31, 2022 include:

●	Cash and cash equivalents: $299.5 million, a 7% decrease from the $323.6 million at the end of 2021.

●

Note payable of $51.5 million acquired as part of the Aris Mining Transaction related to the deferred consideration owed to Mubadala for the 20% interest acquired in the Soto Norte Project due in March 2023.

●

Current portion of long-term debt: $15.5 million, an increase from $8.1 million in 2021, which reflects principal and interest repayments on the $300 million Senior Notes, gold linked notes and convertible debentures.

●

Accounts receivable: $48.5 million, which increased from $29.6 million at the end of 2021, driven in part by the timing of the payments received from customers related to metal exports in the last week of December 2022.

●	Inventories: $26.6 million, which increased from $22.4 million at the end of 2021, driven mostly by the mineral inventory and consumables acquired as part of the Aris Mining Transaction.

●

Accounts payable and accrued liabilities: $47.3 million, which increased from the $35.9 million at the end of 2021 as a result of the accounts payable and accrued liabilities acquired as part of the Aris Mining Transaction.

●

Other changes in working capital from normal operating activities included an increase in prepaid expenses and deposits of $0.7 million, and an increase of $1.6 million in the current portion of deferred revenue – both as a result of the Aris Mining Transaction.

Page  |  15

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

The net decrease in cash position at December 31, 2022 compared to December 31, 2021 was $24.1 million, is attributable to the following components of the statement of cash flows during the period:

●	Aris Mining’s operating inflow before tax payments was $127.7 million YTD (2021: inflow of $153.9 million); the inflow was attributable to the positive income from mining operations.

●

Investing activities resulted in net outflows of $54.6 million (2021: outflows of $229.7 million), which comprised an outflow of $115.0 million for sustaining and non-sustaining capital expenditures (2021: $63.5 million), together with an inflow of $95.5 million related to the cash acquired as part of the Aris Mining Transaction. Further outflows during the same period in 2021 included an outflow of $151.4 million related to the reduction in cash resources from the initial loss of control of Aris Gold in Q1 of 2021.

●

Financing activities resulted in outflows of $39.3 million YTD (2021: inflow $359.7 million), related primarily to the payment of $22.0 million in interest, and dividends and share buy backs on common shares of $13.4 million. Prior year inflows were driven primarily by cash received from the Senior Notes financing ($286.0 million) and the release of cash in escrow in connection with the Aris Gold Notes and subscription receipts ($131.3 million), offset partially by a $40.0 million repayment of Gold Notes, including gold premium.

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments at December 31, 2022 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$73,046	$-	$-	$-	$73,046
Deferred consideration for Soto Norte	53,750				53,750
Reclamation and closure costs	591	4,810	2,252	13,988	21,641
Lease payments	2,886	2,160	621	1,311	6,978
Gold Notes	13,789	45,952	37,877	-	97,618
Senior Notes	20,625	41,250	312,490	-	374,365
Convertible Debentures	1,047	13,345	-	-	14,392
Other contractual commitments[1]	1,637	2,163	-	55,400	59,200

Total	$167,371	$109,680	$353,240	$70,699	$700,990
1.

Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements funded through current working capital.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective WPMI streaming agreements (see the Significant Financings section for details on each of the agreements).

Liquidity risk

Associated with the contractual obligations and commitments laid out above, the Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2022. In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

Page  |  16

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Outstanding Share Data

As of March 14, 2023, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable		Exercise price per share	Expiry or maturity date

Common shares	ARIS	136,057,661
Stock options	Unlisted	375,000	375,000		C$3.16	June 14, 2023
	Unlisted	265,000	265,000		C$3.67	April 1, 2024
	Unlisted[1]	416,230	208,115		C$3.72	May 31, 2025
	Unlisted[1]	1,255,494	627,747		C$3.80	March 23, 2025
	Unlisted[1]	3,990,000	1,995,000		C$4.00	March 1, 2025
	Unlisted	1,691,964	1,691,964		C$4.03	January 12, 2026
	Unlisted	510,000	510,000		C$4.05	April 1, 2025
	Unlisted[1]	8,878	4,439		C$4.70	April 6, 2024
	Unlisted[1]	110,000	55,000		C$5.00	June 26, 2025
	Unlisted	95,000	95,000		C$5.45	January 26, 2027
	Unlisted	908,000	908,000		C$5.84	April 1, 2027
	Unlisted	900,000	900,000		C$6.04	April 1, 2026
	Unlisted[1]	1,096,410	548,205		C$6.20	February 12, 2024
	Unlisted	50,000	50,000		C$6.88	July 2, 2025
Aris Mining Warrants	ARIS.WT.B	10,063,755	10,064,255		C$2.21	April 30, 2024
	Unlisted	2,640,500	1,834,619		C$4.61	July 20, 2023
Gold X Warrants[2]	Unlisted[3]	1,070,750	743,957		C$1.90	June 12, 2024
	Unlisted[4]	3,214,125	2,233,174		C$4.03	August 27, 2024
	Unlisted[5]	2,640,500	1,834,619		C$4.61	July 20, 2023
Aris Gold Warrants[1]	ARIS.WT.A6	58,168,755	29,084,377	[7]	C$5.50	July 29, 2025
	Unlisted[8]	3,300,000	1,650,000		C$6.00	December 19, 2024
Convertible Debentures	Unlisted	C$18,000,000	3,789,473		C$4.75	April 5, 2024
1.

Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant and option; this adjustment is derived from the Aris Mining Transaction See Acquisition of Aris Gold.

2.

Shares issuable and exercise price per share have been adjusted to reflect the Gold X Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant; this adjustment is derived from GCM Mining’s acquisition of Gold X in 2021. See Acquisition of Gold X

3.	The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
4.	The number of warrants outstanding are shown net of 625,000 warrants held by Aris Mining.
5.	The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
6.	The number of warrants outstanding are shown net of 18,444,445 warrants held by Aris Mining.
7.	Pursuant to the Aris Mining Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.
8.	The number of warrants outstanding are shown net of 7,500,000 warrants held by Aris Mining.

Page  |  17

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Acquisition of Aris Gold

On September 26, 2022, the Company completed the Aris Mining Transaction and acquired all the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (Exchange Ratio). The Company issued 38,420,690 common shares to the former shareholders of Aris Gold (excluding GCM Mining). Additionally, the Company adjusted the Aris Gold share purchase warrants (Aris Gold Warrants), options, PSUs and DSUs in accordance with their terms and the 0.5 Exchange Ratio and all outstanding Aris Gold options and Aris Gold Warrants became exercisable for common shares of Aris Mining, at their original exercise price such that two Aris Gold Options or two Aris Gold Warrants, as applicable, must be exercised to acquire one Aris Mining common share.

Aris Gold operated the Marmato Mine and the Soto Norte joint venture, where environmental licensing is advancing to develop a new gold mine. Aris Gold also owned the Juby Project, an exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada. Upon completion of the Aris Mining Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. The Company began consolidating the operating results, cash flows, and net assets of Aris Gold from September 26, 2022 (Acquisition Date). Transaction costs incurred in respect of the acquisition totaling $21.6 million were expensed and have been presented within acquisition and restructuring costs in the consolidated statement of income.

The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration(1)	$90,317
Option consideration(2)	2,075
Listed and Unlisted Warrant consideration(3)(4)	8,813
PSU and DSU consideration(5)	1,106
Fair-value of interest in Aris Gold immediately prior to acquisition
Share in Aris Gold(6)	73,632
Listed and Unlisted Warrants in Aris Gold(7)(8)	3,511
Convertible Debenture(9)	35,000
Aris Gold Notes(10)	9,147
Total consideration	$223,601
1.	The fair value of 38,420,690 common shares issued to Aris Gold shareholders was determined using the Company’s share price of C$3.19 per share on the Acquisition Date.
2.

The fair value of 3,615,912 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$4.36, expected life of 2.3 years, annualized volatility of 44.7%, dividend yield of 3.3%, and discount rate of 3.74%.

3.	The fair value of 58,168,755 replacement Listed Warrants issued was determined using the Company’s traded warrant value of C$0.20 per warrant on the Acquisition Date.
4.

The fair value of 3,300,000 replacement Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$3.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and a liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

5.	The fair value of 1,412,571 replacement PSUs and 467,352 replacement DSUs issued was determined using the Company’s share price of C$3.19 on the Acquisition Date, adjusted for the 0.5 Exchange Ratio.
6.

The fair value of the Company’s pre-existing investment in Aris Gold common shares was determined using the closing share price of Aris Gold of C$1.64 per share immediately prior to the Acquisition Date.

7.	The fair value of the forfeited Listed Warrants was determined using the Aris Gold traded warrant value of C$0.20 per warrant on the Acquisition Date.
8.

The fair value of the forfeited Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$6.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

9.	The fair value of the convertible note was determined to be approximated by the face value at the time of settlement, concurrent with the closing of the Transaction.
10.	The fair value of the Aris Gold Notes was determined using the trading price of the notes on the Acquisition Date.

In accordance with the acquisition method of accounting, the total consideration cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. Except for the Juby Project, the fair values of mineral properties, deferred revenues, and long-term debt have been estimated using discounted cash flow models and the fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows used to determine the fair values of mineral properties and deferred revenue are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the Acquisition Date. The Company evaluated the fair value of the Juby Project using the market multiples approach based on comparable public companies that operate in similar jurisdictions. The fair values of mineral properties, deferred revenue and long-term debt are measured at Level 3 of the fair value hierarchy.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Purchase price:
Cash and cash equivalents	$95,126
Cash in trust	400
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	255,857
Investment in Associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(68,592)
Reclamation liability	(1,287)
Deferred revenue	(59,596)
Deferred consideration	(49,477)
Deferred tax liability	(49,840)
Other liabilities	(374)
Fair value of net assets acquired	$223,601

Consolidated revenue from the Acquisition Date to December 31, 2022 includes revenue from the Aris Mining Transaction of $8.3 million. Consolidated net income for the year ended December 31, 2022 includes net loss from Aris Gold of $8.7 million. Had the Aris Mining Transaction occurred on January 1, 2022, pro-forma unaudited consolidated revenue and net income before tax for the year ended December 31, 2022 would have been approximately $344.3 million and $48.6 million, respectively.

Acquisition of Gold X

On June 4, 2021, the Company completed the acquisition of all of the issued and outstanding common shares of Gold X not already owned by the Company, with the former shareholders of Gold X receiving 0.6948 of a common share for every one Gold X share held (Gold X Exchange Ratio). The Company issued 36,722,294 common shares to the former shareholders of Gold X. Additionally, the Company honoured a total of 9,395,215 outstanding common share purchase warrants of Gold X (Gold X Warrants) held by third parties. Each Gold X Warrant will entitle the holder to receive 0.6948 of a common share when exercised.

The acquisition of Gold X was accounted for as an asset acquisition with the consideration paid allocated primarily to exploration & evaluation (E&E) assets related to the Toroparu Project. The acquisition costs incurred by the Company related to this transaction have been capitalized as part of the consideration amount.

The total purchase price was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid:
Fair value of 36,722,294 common shares issued by the Company (1)	$155,904
Fair value of 9,395,215 Gold X Warrants honoured by the Company	10,340
Initial investment in common shares and warrants of Gold X	18,487
Acquisition costs	2,100
Fair value of total consideration paid	$186,831

Fair value of Gold X assets and liabilities at the acquisition date of June 4, 2021
Cash and cash equivalents	$6,539
Cash in trust	139
Prepaid expenses and deposits	763
Plant and equipment	51
E&E asset	263,546
Accounts payable and accrued liabilities	(207)
Deferred revenue	(84,000)
Assets acquired and liabilities assumed	$186,631
1.	The fair value of common shares was determined using GCM’s closing share price of CA$5.14 and foreign exchange rate of 1.2107 at the close of business on June 3, 2021.

The fair value of the Gold X Warrants honoured by the Company totaled $10.3 million or $1.58 per share, on average. The fair value was determined using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 0.55%, expected stock price volatility between 58.83% and 68.66%, expected life between 1.36 years and 3.24 years and expected dividend yield of 3.5%.

Page  |  19

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

The initial investment in Gold X comprised approximately 9.6 million common shares, which were accounted for as an investment in an associate using the equity method, were measured at cost as part of the consideration paid, and 4.6 million Gold X Warrants were cancelled at the acquisition date.

The deferred revenue represents the fair value of the contract liability assumed by the Company with respect to a precious metals purchase agreement (the PMPA) associated with the Toroparu Project. Under the terms of the PMPA, Wheaton Precious Metals International Ltd. (WPM”) will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totalling $153.5 million. Prior to the acquisition date, Gold X had received initial deposits totaling $15.5 million in cash.

As the PMPA involves the delivery of gold and silver at a fixed price, as described above, the Company recorded deferred revenue of $84.0 million at the acquisition date which represents the net present value of the estimated future cash flows attributable to expected future gold and silver deliveries to WMPI.

Significant Financings

Senior notes

On August 9, 2021, the Company issued $300 million face value of senior unsecured notes of the Company (the “Senior Notes”) for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes. Prior to August 9, 2023, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes plus a “make-whole” premium, plus accrued and unpaid interest. In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%.

Gold notes

As part of the Aris Mining Transaction, the gold notes that were issued by Aris Gold (the “Aris Gold Notes”) are consolidated into Aris Mining. The Company recorded a liability of $67.9 million for the initial fair value of the Aris Gold Notes using valuation pricing models at the Acquisition Date. Significant Level 2 inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices. At December 31, 2022 the liability associated with the Gold notes is $66.0 million.

Convertible debentures

As at December 31, 2022, a total of C$18.0 million in aggregate principal amount of convertible unsecured subordinated debentures (Convertible Debentures) were issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest of 8.00% per annum, payable monthly in cash in arrears. At December 31, 2022, the fair value of the Convertible Debentures was $13.2 million, determined using the binomial pricing model and Level 2 fair value inputs.

Page  |  20

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

WPMI stream on Marmato Mine

As part of the Aris Mining Transaction, the Company acquired the deferred revenue associated with Aris PMPA with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $53 million has been received, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato Mine PMPA, WPM will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and will make payments upon delivery equal to 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato Mine PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the Marmato Mine PMPA.

WPMI stream on Toroparu Project

The Company is party to a PMPA with WPMI with respect to the Toroparu Project. Under the terms of the Toroparu Project PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totalling $153.5 million.

As of December 31, 2022, the Company has received an initial deposit of $15.5 million, as per the terms of the Toroparu Project PMPA the receipt of the remaining $138.0 million is subject to WPMI’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to WPMI and other customary conditions are satisfied. WPMI may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a change of control of the Company or the Company obtaining certain levels of debt or equity financing. If WPMI elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to WPMI and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once the Toroparu Project is in operation as follows:

◾	Gold: the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
◾

Silver: the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

Page  |  21

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Non-IFRS Measures

Aris Mining has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs

Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold.

Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

Aris Mining changed the method of calculating cash costs in the third quarter of 2022 and all historical information was adjusted. Total cash costs now exclude royalties and include the appropriate mine-level general and administrative costs. General and administrative costs associated with the corporate office (Canada) and the arbitration proceedings with the International Centre for Settlement of Investment Disputes in respect of its claim against the Republic of Colombia are excluded from the calculation. Management considers that royalties are not controllable by the operations team and as such exclude them from their cash costs – these costs are included in AISC below. Conversely, mine-level general and administrative costs are controllable by the operations team and as such are included in total cash costs.

	Three months ended December 31, 2022			Three months ended December 31, 2021
($000s except per ounce amounts)	Segovia	Marmato[1]	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	54,418	4,739	59,157	51,716	-	51,716
Cost of sales[2]	45,732	9,170	54,902	45,717	-	45,717
Less: royalties[2]	(2,796)	(608)	(3,404)	(3,069)	-	(3,069)
Less: by-product revenue[2]	(3,310)	(231)	(3,541)	(1,443)	-	(1,443)
Total cash costs	39,626	8,331	47,957	41,205	-	41,205
Total cash costs ($ per oz gold sold)	728	1,758	811	797	-	797

	Year ended December 31, 2022			Year ended December 31, 2021
($000s except per ounce amounts)	Segovia	Marmato[1]	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	215,359	4,739	220,098	207,362	2,680	210,042
Cost of sales[2]	186,653	9,170	195,823	179,528	4,370	183,898
Less: royalties[2]	(12,347)	(608)	(12,955)	(12,279)	(400)	(12,679)
Less: by-product revenue[2]	(7,109)	(231)	(7,340)	(5,628)	(96)	(5,724)
Total cash costs	167,197	8,331	175,528	161,621	3,874	165,495
Total cash costs ($ per oz gold sold)	776	1,758	797	779	1,446	788
1.

The Marmato Mine information included for 2021 comprises operating results from January 1 to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Mining Transaction on September 26, 2022, at which point the Company again controlled the operation. The Marmato Mine information included for 2022 comprises operating results from the close of the Aris Mining Transaction on September 26 to December 31, 2022.

2.	As presented in the Financial Statements and notes for the respective periods.

All-in sustaining costs

AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.

The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-IFRS measure provides investors with transparency

Page  |  22

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021 to the total period-attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Aris Mining changed the method of calculating AISC in Q3 2022 and all historical information was adjusted. AISC now excludes all non-mine-level general and administrative costs, environmental penalties and non-mine lease payments. Management considers that these costs are not controllable by the operations teams.

	Three months ended December 31, 2022			Three months ended December 31, 2021
($000s except per ounce amounts)	Segovia	Marmato[1]	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	54,418	4,739	59,157	51,716	-	51,716
Total cash costs	39,626	8,331	47,957	41,205	-	41,205
Add: royalties[2]	2,796	608	3,404	3,069	-	3,069
Add: social programs[2]	2,681	173	2,854	3,646	-	3,646
Add: sustaining capital expenditures	9,519	1,212	10,731	14,179	-	14,179
Add: lease payments	587	33	620	529	-	529
Total AISC	55,209	10,357	65,566	62,628	-	62,628
Total AISC ($ per oz gold sold)	1,015	2,185	1,108	1,211	-	1,211

	Year ended December 31, 2022			Year ended December 31, 2021
($000s except per ounce amounts)	Segovia	Marmato[1]	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	215,359	4,739	220,098	207,362	2,680	210,042
Total cash costs	167,197	8,331	175,528	161,621	3,874	165,495
Add: royalties[2]	12,347	608	12,955	12,279	400	12,679
Add: social programs[2]	11,819	173	11,992	11,690	29	11,719
Add: sustaining capital expenditures	44,457	1,212	45,669	45,047	689	45,736
Add: lease payments	2,182	33	2,215	2,285	28	2,313
Total AISC	238,002	10,357	248,359	232,922	5,020	237,942
Total AISC ($ per oz gold sold)	1,105	2,185	1,128	1,123	1,873	1,133
1.

The Marmato Mine information included for 2021 comprises operating results from January 1 to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Mining Transaction on September 26, 2022, at which point the Company again controlled the operation. The Marmato Mine information included for 2022 comprises operating results from the close of the Aris Mining Transaction on September 26 to December 31, 2022.

2.	As presented in the Financial Statements and notes for the respective periods.

Additions to mineral interests, plant and equipment

The below table reconciles sustaining and non-sustaining capital expenditures as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended December 31,		Years ended December 31,
($’000)	2022	2021	2022	2021
Sustaining capital
Segovia Operations	9,519	14,179	44,457	45,047
Marmato Upper Mine[1]	1,212	-	1,212	689
Total	10,731	14,179	45,669	45,736

Non-sustaining capital
Segovia Operations	1,273	4,853	7,374	14,314
Toroparu Project	5,881	6,768	60,678	9,121
Marmato Lower Mine[1]	4,649	-	4,649	1,186
Marmato Upper Mine[1]	475	-	475
Total	12,278	11,621	73,176	24,621
Additions to mining interest, plant and equipment[2]	23,009	25,800	118,845	70,357
1.

The Marmato Mine information included for 2021 comprises additions from January 1 to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Mining Transaction on September 26, 2022, at which point the Company again controlled the operation. The Marmato Mine information included for 2022 comprises additions from the close of the Aris Mining Transaction on September 26 to December 31, 2022.

2.	As presented in the Financial Statements and notes for the respective periods.

Page  |  23

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Adjusted net earnings and adjusted net earnings per share

Adjusted net earnings and adjusted net earnings per share (basic) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.

Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items, such as transaction and restructuring costs and one-time fair value adjustments from acquisitions and dispositions. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS.

	Three months ended December 31,		Year ended December 31,
($000s except shares amount)	2022	2021	2022	2021
Basic weighted average shares outstanding	100,837,534	98,405,175	108,162,090	82,812,159
Diluted weighted average shares outstanding	107,894,748	109,949,034	117,173,624	94,885,233
Net earnings[1]	4,769	6,606	622	179,968
Add back:
Acquisition and restructuring costs[1]	5,232	-	26,880	9,817
Gain on Loss of Control Aris Gold[1]	-	-	-	(56,886)
Gain on sale of shares in Titiribi[1]	-	-	-	(8,913)
Share-based compensation[1]	(278)	979	1,415	1,677
Revaluation of Aris Gold[1]	2,833	-	31,050	-
(Income) loss from equity accounting in investee[1]	3,819	2,290	12,931	(2,192)
(Gain) loss on financial instruments[1]	(5,604)	2,443	(18,849)	(49,624)
Foreign exchange (gain) loss[1]	(2,441)	(469)	(4,397)	(2,679)
Income tax effect on adjustments	349	313	631	1,066
Adjusted net (loss) / earnings	8,679	12,162	50,283	72,234
Per share – basic ($/share)	0.09	0.12	0.46	0.87
Per share – diluted ($/share)	0.08	0.11	0.43	0.76
1.	As presented in the Financial Statements and notes for the respective periods.

Page  |  24

Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.

EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items, such as transaction and restructuring costs and one-time fair value adjustments from acquisitions and dispositions (Adjusted EBITDA).

	Three months ended December 31,		Year ended December 31,
($000s except shares amount)	2022	2021	2022	2021
Earnings/(loss) before tax[1]	18,991	18,042	63,208	231,705
Add back:
Depreciation and depletion[1]	7,861	8,040	32,193	31,415
Finance income[1]	(2,876)	(447)	(6,759)	(1,427)
Interest and accretion[1]	8,835	6,422	28,288	18,596
EBITDA	32,811	32,057	116,930	280,289
Add back:
Acquisition & restructuring costs[1]	5,232	-	26,880	9,817
Gain on Loss of Control Aris[1]	-	-	-	(56,886)
Gain on sale of Shares Titiribi[1]	-	-	-	(8,913)
Share-based compensation[1]	(278)	979	1,415	1,677
Revaluation of Aris Gold[1]	2,833	-	31,050	-
(Income) loss from equity accounting in investee[1]	3,819	2,290	12,931	(2,192)
(Gain) loss on financial instruments[1]	(5,604)	2,443	(18,849)	(49,624)
Foreign exchange (gain) loss[1]	(2,441)	(469)	(4,397)	(2,679)
Adjusted EBITDA	36,372	37,300	165,960	171,489
1.	As presented in the Financial Statements and notes for the respective periods.

Non-IFRS Measures related to the Marmato Mine

The Company acquired control of the Marmato Mine from Aris Gold (now Aris Mining Holdings Corp.), following the closing of the Aris Mining Transaction on September 26, 2022. Accordingly, the consolidated information presented for 2022 comprises operating results of the Marmato Mine from September 26, 2022 to December 31, 2022 (96 days). The Marmato Mine information included for 2021 comprises operating results from January 1 to February 4, 2021 (35 days), the initial date of the loss of control of Aris Gold by the Company. On a consolidated basis, the operating results of the Marmato Upper Mine included in the results of the Company are not comparable for the years ending December 31, 2022 and 2021 given the amount of time the entity exercised control over the operation in each of the respective years.

To aid the understanding of the users of the MD&A, as well as providing appropriate analysis of the operations, the Company has disclosed the operating results of the Marmato Mine for 2021 and 2022 for both the full years of operations and the results attributable to Aris Mining for the periods it exercised control over operations during the respective years.

Total cash costs, all-in sustaining costs and the reconciliation of sustaining and non-sustaining capital expenditures shown below for the Marmato Mine for the full years ending December 31, 2022 and 2021 have been compiled using the same methodology as described under the respective headings in this Non-IFRS Measures section.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Total cash costs	Years ended December 31,
($000s except per ounce amounts)	2022	2021
Total gold sold (ounces)	26,061	26,925
Cost of sales[1]	42,297	41,716
Less: materials and supplies inventory provision[1]	(640)	(801)
Less: related party royalties and production taxes[1]	(3,985)	(4,384)
Less: social programs	(614)	(474)
Add: silver revenue[1]	(584)	(758)
Less: other adjustments	(65)	228
Total cash costs	36,409	35,527
Total cash costs ($ per oz gold sold)	1,397	1,319

All-in sustaining costs	Years ended December 31,
($000s except per ounce amounts)	2022	2021
Total gold sold (ounces)	26,061	26,925
Total cash costs	36,409	35,527
Add: related party royalties and production taxes[1]	3,985	4,384
Add: social programs	614	474
Add: sustaining capital expenditures	2,397	4,204
Total AISC	43,405	44,589
Total AISC ($ per oz gold sold)	1,666	1,656

Additions to mineral interests, plant and equipment	Years ended December 31,
($000s except per ounce amounts)	2022	2021
Sustaining capital expenditures	2,397	4,204
Non-sustaining capital expenditures	25,867	29,169
Additions to leased plant and equipment	-	516
Additions to mining interest, plant and equipment[2]	28,264	33,889
1.

As presented in notes 18 and 19 of the Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021 and accompanying notes thereto of Aris Mining Holdings Corp. (formerly Aris Gold Corporation), a wholly-owned subsidiary of Aris Mining Corporation (the “Aris Holding Financial Statements”) for the respective periods disclosed, available under Aris Mining Holdings Corp.’s profile on SEDAR at www.sedar.com.

2.	As presented in note 8 of the Aris Holding Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.’s profile on SEDAR at www.sedar.com.

Significant accounting judgements, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these consolidated annual financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

a)	Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Asset acquisitions

The Company applies judgment in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021 established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves.

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the ore body can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the ore deposits and mining conditions. Changes in the measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimates mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021 market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Impairment

Assets that are subject to depreciation and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash generating units or “CGUs”), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021 general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes and warrants are recorded at fair value through profit and loss (FVTPL). Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined based on a Black-Scholes model using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.

Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Holdings, Aris Mining, and WPMI which has been reported as deferred revenue.

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (see Note 14 of the Financial Statements), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description
Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the prefeasibility study.

IFRS 3 – Business Combinations

Judgment was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Aris Mining Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined Company, the composition of senior management of the combined Company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities

●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

	December 31, 2022		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Gold Notes	$-	$67,145	$-	$-
Warrant liabilities	15,360	954	25,440	6,755
DSU and PSU liabilities	826	293	2,979	1,200
Investments and other assets	412	-	21,258	1,888
Embedded derivative	-	-	-	996
Convertible Debentures	-	13,182	-	19,466
Total	$16,598	$81,574	$49,677	$30,305

At December 31, 2022, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)	Credit risk

	December 31,	December 31,
	2022	2021
Trade	$13,576	$80
VAT receivable	30,489	27,230
Other, net of allowance for doubtful accounts	4,597	2,256

Total	$48,662	$29,566

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at December 31, 2022 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds shortly upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

●

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).

●

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (C$) and Guyanese Dollar (GYD). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net assets held in Canadian dollars, Colombian pesos (in US dollar equivalents) and Guyanese dollar (in US dollar equivalents) as of December 31, 2022 and December 31, 2021, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

	December 31, 2022	Impact of a 10% Change	December 31, 2021	Impact of a 10% Change
Canadian Dollars (C$)	(26,383)	(2,638)	(43,338)	(4,334)
Colombian Peso (COP)	(19,257)	(1,926)	23,916	2,392
Guyanese Dollar (GYD)	(2,498)	(250)	(365)	(37)

d)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

In the first quarter of 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varies with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varies with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars represent European-style put and call options that are settled in cash as they expire at the end of each month. During the year ended December 31, 2022, call options on 15,000 ounces of gold were exercised by the option holder and put options on 10,000 ounces of gold were exercised by the Company. A net gain on commodity hedging contracts of $0.3 million was recorded.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

●	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
●

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at December 31, 2022, the Company had no outstanding commodity hedging contracts in place.

Off-balance Sheet Arrangements

Aris Mining has no off-balance sheet arrangements.

Transactions Between Related Parties

Aris Mining had no ongoing contractual commitments and transactions with related parties during the three months and year ended December 31, 2022 other than the Aris Mining Transaction as described under the heading “Acquisition of Aris Gold Corporation” and compensation to key management personnel as outlined below:

	Year ended December 31,
	2022	2021
Short-term employee benefits	$6,360	$3,065
Termination benefits	15,902	9,817
Share-based compensation	639	1,167

Total	$22,901	$14,049

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Basis for preparation and accounting policies

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the significant accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2022. The impact of future accounting changes is disclosed in note 3 to the Company’s consolidated financial statements.

Risks and Uncertainties

Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption “Risk Factors” in the Company’s AIF for the year ended December 31, 2022 dated as of March 14, 2023, which is available on www.aris-mining.com and under the Company’s profile on SEDAR at www.sedar.com.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company’s securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Internal controls over financial reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the Company’s disclosure controls and procedures, that as of December 31, 2022, the Company’s disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were effective as at December 31, 2022.

Changes in internal controls

During the three months and year ended December 31, 2022, the Company’s internal controls over financial reporting were updated following the Aris Mining Transaction to align to the change in management team and additional procedures required for the PPA accounting in the transaction. This did not materially affect or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Aris Mining Consolidated Mineral Resources and Mineral Reserves

Mineral reserve estimates

Category	Property	Tonnes (kt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Proven	Marmato	2,196	4.31	16	304	1,157
Probable	Marmato	29,082	3.08	5	2,874	4,980
Probable	Soto Norte	4,953	6.22	34	990	5,477
Proven	Segovia	229	10.92	-	81	-
Probable	Segovia	2,132	9.84	-	675	-
Total P&P					4,924	11,614

Notes:

Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 per ounce at Soto Norte, and US$1,700 per ounce at Segovia. The mineral reserve effective dates are June 30, 2022 for Marmato, January 1, 2021 for Soto Norte, and December 31, 2022 for Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

Mineral resource estimates

Category	Property	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Measured	Marmato	2.8	6.04	28	545	2,512
Indicated	Marmato	58.7	2.89	6	5,452	11,758
Indicated	Soto Norte	9.6	5.47	36	1,691	11,065
Measured	Segovia	0.4	15.39		200
Indicated	Segovia	4.6	10.16		1,492
Measured	Toroparu	42.4	1.45	2	1,975	2,457
Indicated	Toroparu	72.6	1.46	1	3,398	2,893
Indicated	Juby	21.3	1.13		773
Total M&I					15,526	30,685
Inferred	Marmato	35.6	2.43	3	2,787	3,682
Inferred	Soto Norte	5.5	4.06	26	714	4,551
Inferred	Segovia	5.3	9.44		1,616
Inferred	Toroparu	21.2	1.71	1	1,168	517
Inferred	Juby	47.1	0.98		1,488
Total Inferred					7,773	8,750

Notes:

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 per ounce at Soto Norte, US$1,850 per ounce at Segovia, US$1,650 at Toroparu, and US$1,450 per ounce at Juby. The mineral resource effective dates are June 30, 2022 for Marmato, May 29, 2019 for Soto Norte, December 31, 2022 for Segovia, February 10, 2023 for Toroparu, and July 14, 2020 for Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Technical Services of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum’s 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in National Instrument 43 101 – Standards of Disclosure for Mineral Projects compliant technical reports entitled:

1.

“Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a “Qualified Person” as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

2.

“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.

3.

“NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia” dated May 6, 2022 with an effective date of December 31, 2021 (the “Segovia Technical Report”). The Segovia Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian A. Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM, and Jeff Parshley, P.G., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

4.

“Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario” dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

5.

“Revised NI 43-101 Technical Report Pre-Feasibility Study Marmato Project Colombia” dated September 18, 2020 with an effective date of March 17, 2020 (the “2020 PFS”). The 2020 PFS was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Fredy Henriquez, MS Eng, SME, ISRM, Breese Burnley, P.E., Cristian A Pereira Farias, SME-RM, David Hoekstra, BS, PE, NCEES, SME-RM, David Bird, PG, SME-RM, Mark Allan Willow, MSc, CEM, SME-RM, and Tommaso Roberto

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Raponi, P.Eng, each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

Scientific and technical information concerning the Toroparu Project is summarized, derived, or extracted from the press release of the Company dated March 15, 2023 and the mineral resource estimate of the Segovia Operations is summarized, derived, or extracted from the press release of the Company dated March 3, 2023, both of which are available for review on the Company’s website at www.aris-mining.com and on the Company’s profile on SEDAR at www.sedar.com, and which have been reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s growth strategy and properties, the advancement and benefits of and ownership interest in the Soto Norte project and the timing thereof, improvements to the operations at the Segovia Operations and at the Marmato Upper Mine, plans with respect to the expansion of the Lower Mine and the timing thereof, future benefits of the increased throughput at the Marmato Upper Mine, plans pertaining to the Toroparu Project, statements made under the headings “Business Overview”, “Q4 and Annual Highlights and Operating Results” and “Outlook”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil labilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the ability to pay dividends in the future,, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s AIF for the year ended December 31, 2022 and dated March 14, 2023 which is available on the Company’s website at www.aris-mining.com and on SEDAR at www.sedar.com.

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Management’s Discussion and Analysis Three months and years ended December 31, 2022 and 2021

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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